UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020	Commission File Number 001-33159
AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)
AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events
On May 5, 2020, AerCap Holdings N.V. filed its interim financial report for the quarter ended March 31, 2020.
The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statements File Nos. 333-224192, 333-234028 and 333-235323 and Form S-8 Registration Statements File Nos. 333-180323, 333-154416, 333-165839, 333-194637 and 333-194638, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2020 and December 31, 2019	5
Unaudited Condensed Consolidated Income Statements for the Three Months ended March 31, 2020 and 2019	6
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three Months ended March 31, 2020 and 2019	7
Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months ended March 31, 2020 and 2019	8
Unaudited Condensed Consolidated Statements of Equity for the Three Months ended March 31, 2020 and 2019	11
Notes to the Unaudited Condensed Consolidated Financial Statements	12

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of March 31, 2020 and December 31, 2019

	Note	March 31, 2020	December 31, 2019
		(U.S. Dollars in thousands, except share data)
Assets
Cash and cash equivalents	4	$4,693,872	$1,121,396
Restricted cash	4	188,671	178,951
Trade receivables		94,558	47,935
Flight equipment held for operating leases, net	5	35,670,631	35,870,781
Maintenance rights and lease premium, net	7	774,039	809,615
Flight equipment held for sale	8	331,387	336,592
Net investment in finance and sales-type leases	6, 19	978,783	1,011,549
Prepayments on flight equipment	23	3,108,703	2,954,478
Other intangibles, net	7	302,100	307,394
Deferred income tax assets	14	106,267	95,077
Other assets	9	895,817	1,015,476
Total Assets		$47,144,828	$43,749,244

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	11	$1,108,037	$1,032,623
Accrued maintenance liability	12	2,149,884	2,190,159
Lessee deposit liability		723,949	747,790
Debt	13	32,760,773	29,486,131
Deferred income tax liabilities	14	950,199	910,336
Commitments and contingencies	23
Total Liabilities		37,692,842	34,367,039

Ordinary share capital, €0.01 par value, 350,000,000 ordinary shares authorized as of March 31, 2020 and December 31, 2019; 138,847,345 and 141,847,345 ordinary shares issued and 129,637,008 and 131,583,489 ordinary shares outstanding (including 2,300,595 and 2,354,318 shares of unvested restricted stock) as of March 31, 2020 and December 31, 2019, respectively	15, 20	1,721	1,754
Additional paid-in capital		2,067,647	2,209,462
Treasury shares, at cost (9,210,337 and 10,263,856 ordinary shares as of March 31, 2020 and December 31, 2019, respectively)	15	(498,003)	(537,341)
Accumulated other comprehensive loss		(174,581)	(93,587)
Accumulated retained earnings		7,986,142	7,734,609
Total AerCap Holdings N.V. shareholders’ equity		9,382,926	9,314,897
Non-controlling interest		69,060	67,308
Total Equity		9,451,986	9,382,205
Total Liabilities and Equity		$47,144,828	$43,749,244

Supplemental balance sheet information—amounts related to assets and liabilities of consolidated Variable Interest Entities (“VIE”) for which creditors do not have recourse to our general credit:
Restricted cash		$74,928	$78,187
Flight equipment held for operating leases and held for sale		2,295,840	2,091,022
Other assets		61,933	64,908

Accrued maintenance liability		$45,564	$42,603
Debt		1,365,894	1,395,022
Other liabilities		307,559	81,335

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Income Statements
For the Three Months Ended March 31, 2020 and 2019

		Three Months Ended March 31,
	Note	2020	2019
		(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue:
Basic lease rents		$1,030,794	$1,075,282
Maintenance rents and other receipts		134,285	86,811
Total lease revenue		1,165,079	1,162,093
Net gain on sale of assets		58,366	21,541
Other income	17	14,732	21,393
Total Revenues and other income		1,238,177	1,205,027
Expenses
Depreciation and amortization	5, 7	415,798	425,849
Asset impairment	18	13,947	5,031
Interest expense		318,617	334,179
Leasing expenses		103,297	91,721
Selling, general and administrative expenses	16	64,584	66,873
Total Expenses		916,243	923,653
Income before income taxes and income of investments accounted for under the equity method		321,934	281,374
Provision for income taxes	14	(43,461)	(36,579)
Equity in net earnings of investments accounted for under the equity method		1,331	2,102
Net income		$279,804	$246,897
Net income attributable to non-controlling interest		(2,980)	(12,711)
Net income attributable to AerCap Holdings N.V.		$276,824	$234,186

Basic earnings per share	20	$2.16	$1.70
Diluted earnings per share	20	$2.14	$1.68

Weighted average shares outstanding - basic		128,299,745	138,153,456
Weighted average shares outstanding - diluted		129,340,501	139,618,644

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Comprehensive Income
For the Three Months Ended March 31, 2020 and 2019

	Three Months Ended March 31,
	2020	2019
	(U.S. Dollars in thousands)
Net income	$279,804	$246,897

Other comprehensive loss:
Net change in fair value of derivatives (Note 10), net of tax of $11,571 and $5,092, respectively	(80,994)	(35,646)
Total other comprehensive loss	(80,994)	(35,646)

Comprehensive income	198,810	211,251
Comprehensive income attributable to non-controlling interest	(2,980)	(12,711)
Total comprehensive income attributable to AerCap Holdings N.V.	$195,830	$198,540

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2020 and 2019

	Three Months Ended March 31,
	2020	2019
	(U.S. Dollars in thousands)
Net income	$279,804	$246,897
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	415,798	425,849
Asset impairment	13,947	5,031
Amortization of debt issuance costs, debt discount, debt premium and lease premium	16,298	19,033
Amortization of fair value adjustments on debt	(16,267)	(27,060)
Maintenance rights write-off (a)	33,393	52,357
Maintenance liability release to income	(63,422)	(46,285)
Net gain on sale of assets	(58,366)	(21,541)
Deferred income taxes	44,616	37,769
Collections of finance and sales-type leases	19,115	19,890
Other	75,395	56,079
Changes in operating assets and liabilities:
Trade receivables	(49,342)	(55,039)
Other assets	(96,013)	(10,172)
Accounts payable, accrued expenses and other liabilities	13,962	42,892
Net cash provided by operating activities	628,918	745,700
Purchase of flight equipment	(61,326)	(815,274)
Proceeds from sale or disposal of assets	176,961	312,431
Prepayments on flight equipment	(350,836)	(280,335)
Other	—	(11)
Net cash used in investing activities	(235,201)	(783,189)
Issuance of debt	4,200,000	1,816,306
Repayment of debt	(918,422)	(537,246)
Debt issuance costs paid, net of debt premium received	(1,739)	(13,863)
Maintenance payments received	144,876	174,390
Maintenance payments returned	(95,189)	(108,437)
Security deposits received	28,392	86,860
Security deposits returned	(48,608)	(78,270)
Dividend paid to non-controlling interest holders and others	(1,228)	(1,674)
Repurchase of shares and tax withholdings on share-based compensation	(118,571)	(140,978)
Net cash provided by financing activities	3,189,511	1,197,088
Net increase in cash, cash equivalents and restricted cash	3,583,228	1,159,599
Effect of exchange rate changes	(1,032)	(403)
Cash, cash equivalents and restricted cash at beginning of period	1,300,347	1,415,035
Cash, cash equivalents and restricted cash at end of period	$4,882,543	$2,574,231

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Three Months Ended March 31, 2020 and 2019

	Three Months Ended March 31,
	2020	2019
	(U.S. Dollars in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$298,321	$273,591
Income taxes paid (refunded), net	1,104	(877)

(a) Maintenance rights write-off consisted of the following:

End of Lease (“EOL”) and Maintenance Reserved (“MR”) contract maintenance rights expense	$16,220	$21,409
MR contract maintenance rights write-off due to maintenance liability release	467	3,956
EOL contract maintenance rights write-off due to cash receipt	16,706	26,992
Maintenance rights write-off	$33,393	$52,357

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Three Months Ended March 31, 2020 and 2019

Non-Cash Investing and Financing Activities

Three Months Ended March 31, 2020:
Flight equipment held for operating leases in the amount of $21.8 million was reclassified to net investment in finance and sales-type leases.
Flight equipment held for operating leases in the amount of $145.5 million was reclassified to flight equipment held for sale.
Accrued maintenance liability in the amount of $61.3 million was settled with buyers upon sale or disposal of assets.
Three Months Ended March 31, 2019:
Flight equipment held for operating leases in the amount of $12.3 million was reclassified to net investment in finance and sales-type leases.
Flight equipment held for operating leases in the amount of $653.0 million was reclassified to flight equipment held for sale.
Accrued maintenance liability in the amount of $19.1 million was settled with buyers upon sale or disposal of assets.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Equity
For the Three Months Ended March 31, 2020 and 2019

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2019	141,847,345	$1,754	$2,209,462	$(537,341)	$(93,587)	$7,734,609	$9,314,897	$67,308	$9,382,205
Dividends paid	—	—	—	—	—	—	—	(1,228)	(1,228)
Repurchase of shares	—	—	—	(117,302)	—	—	(117,302)	—	(117,302)
Share cancellation	(3,000,000)	(33)	(149,203)	149,236	—	—	—	—	—
Ordinary shares issued, net of tax withholdings	—	—	(10,369)	7,404	—	487	(2,478)	—	(2,478)
Share-based compensation	—	—	17,757	—	—	—	17,757	—	17,757
Cumulative effect due to adoption of new accounting standard	—	—	—	—	—	(25,778)	(25,778)	—	(25,778)
Total comprehensive income (loss)	—	—	—	—	(80,994)	276,824	195,830	2,980	198,810
Balance as of March 31, 2020	138,847,345	$1,721	$2,067,647	$(498,003)	$(174,581)	$7,986,142	$9,382,926	$69,060	$9,451,986

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2018	151,847,345	$1,866	$2,712,417	$(476,085)	$(1,824)	$6,591,674	$8,828,048	$52,566	$8,880,614
Dividends paid	—	—	—	—	—	—	—	(1,674)	(1,674)
Repurchase of shares	—	—	—	(137,155)	—	—	(137,155)	—	(137,155)
Ordinary shares issued, net of tax withholdings	—	—	(1,759)	1,639	—	(548)	(668)	—	(668)
Share-based compensation	—	—	17,413	—	—	—	17,413	—	17,413
Total comprehensive income (loss)	—	—	—	—	(35,646)	234,186	198,540	12,711	211,251
Balance as of March 31, 2019	151,847,345	$1,866	$2,728,071	$(611,601)	$(37,470)	$6,825,312	$8,906,178	$63,603	$8,969,781

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

1. General
The Company
AerCap Holdings N.V. and its subsidiaries (“AerCap”, “we”, “us”, the “Company”) are the global leader in aircraft leasing with 1,372 aircraft owned, managed or on order, and total assets of $47.1 billion as of March 31, 2020. Our ordinary shares are listed on the New York Stock Exchange under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai and Abu Dhabi. We also have representative offices at the world’s largest aircraft manufacturers, The Boeing Company (“Boeing”) in Seattle and Airbus S.A.S. (“Airbus”) in Toulouse.
The Condensed Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company (“naamloze vennootschap” or “N.V.”) on July 10, 2006.
2. Basis of presentation
General
Our Condensed Consolidated Financial Statements are presented in accordance with Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”).
We consolidate all companies in which we have direct and indirect legal or effective control and all VIEs for which we are deemed the Primary Beneficiary (“PB”) under Accounting Standards Codification (“ASC”) 810. All intercompany balances and transactions with consolidated subsidiaries are eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.
Unconsolidated investments where we have significant influence are reported using the equity method of accounting.
Our Condensed Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.
Our interim financial statements have been prepared pursuant to the rules of the U.S. Securities and Exchange Commission (“SEC”) and U.S. GAAP for interim financial reporting, and reflect all normally recurring adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, our interim financial statements should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020. The results of operations for the three months ended March 31, 2020 are not necessarily indicative of those for a full fiscal year.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Use of estimates
The preparation of Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangibles, investments, trade and notes receivables, deferred income tax assets and accruals and reserves. Actual results may differ from our estimates under different conditions, sometimes materially.
Reportable segments
We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial aircraft and engines.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies

Revenue Recognition
We periodically evaluate the collectability of our operating lease payments to determine the appropriate revenue recognition and measurement model to apply to each lessee. We cease accrual-based revenue recognition on an operating lease contract when the collection of the rental payments is no longer probable and we then recognize rental revenues using a cash accounting method (“Cash Accounting”). In the period we conclude that collection of lease payments is no longer probable, we recognize any difference between revenue amounts recognized to date under the accrual method and payments that have been collected from the lessee, including security deposit amounts held, as a current period adjustment to lease income. Subsequently, we recognize revenues based on the lesser of the straight-line rental income or the lease payments collected from the lessee until such time that collection is probable.
Our other significant accounting policies are described in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020.
Recent accounting standards and policy elections adopted during 2020:
Allowance for credit losses
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (“ASC 326”). ASC 326 replaces the incurred loss methodology with an expected loss methodology referred to as the current expected credit loss (“CECL”) methodology. The CECL methodology utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for most financial assets measured at amortized cost and certain other instruments, including loan and other receivables and net investment in finance and sales-type leases. Our net investment in finance and sales-type leases and notes receivable are the primary financial assets within the scope of ASC 326. Our trade receivables related to aircraft operating leases are not within the scope of ASC 326.
On January 1, 2020, we adopted ASC 326 under a modified retrospective approach. As a result of adopting ASC 326, our allowance for credit losses will reflect our estimate of credit losses over the remaining expected life of the financial assets measured at amortized cost. Expected credit losses for newly recognized financial assets as well as changes to expected credit losses during the period, will be recognized in earnings and classified within leasing expenses. These expected credit losses will be measured based on historical loss data, current conditions and forecasts that affect the collectability of the reported amount. Results for reporting periods after January 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with the previously applicable GAAP.
The cumulative effect of measuring the allowance for credit losses under the CECL methodology, as a result of adopting ASC 326 on January 1, 2020, was an increase to the allowance for credit losses of $30.3 million and a decrease to retained earnings of $25.8 million, net of tax.
Current expected credit loss provisions are recognized in our income statement and are classified as leasing expenses, with a corresponding allowance for credit loss amount reported as a reduction in the carrying amount of the related net investment in finance and sales-type leases and notes receivable balance sheet amount. A write-off is made when all or part of the net investment in finance and sales-type leases or notes receivable asset is deemed uncollectible. Write-offs are charged against previously established allowances for credit losses. Partial or full recoveries of amounts previously written off are generally recognized as a reduction in the provision for credit losses.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

Reference Rate Reform
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASC 848”). ASC 848 provides temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to reduce the financial reporting burden in light of the market transition from London Interbank Offered Rates (“LIBOR”) and other reference interest rates to alternative reference rates.
Under ASC 848 companies can elect not to apply certain modification accounting requirements to contracts affected by reference rate reform if certain criteria are met. An entity that makes this election would not be required to remeasure the contracts at the modification date or reassess a previous accounting determination. The amendments of ASC 848 apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this ASU are effective from March 12, 2020 through December 31, 2022 and can be adopted prospectively for any interim period that includes or is subsequent to March 12, 2020. We have not adopted ASC 848 for this interim period and are currently evaluating the adoption impact the standard may have on our financial statements.
Accounting for lease concessions related to the effects of the Covid-19 pandemic
In April 2020, the FASB issued an interpretive guidance Staff Q&A Accounting for lease concessions related to the effects of the Covid-19 pandemic (the “Q&A”). The Q&A is applicable to companies whose leases are affected by the economic disruptions caused by the Covid-19 pandemic. The Q&A provides that a company may elect to account for lease concessions as though those concessions existed regardless of whether the enforceable rights and obligations for the concessions explicitly exist in the contract. As a result, an entity is not required to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and can elect to apply or not apply the lease modification guidance in ASC 842, Leases, to those contracts. This election is available for concessions that result in the total payments required by the modified contract being substantially the same as or less than total payments required by the original contract.
Effective beginning in the period ended March 31, 2020, we have elected to account for lease concessions related to the effects of the Covid-19 pandemic consistent with how those concessions would be accounted for under ASC 842 as though enforceable rights and obligations for those concessions existed (regardless of whether those enforceable rights and obligations for the concessions explicitly exist in the contract). This election is available for concessions related to the effects of the Covid-19 pandemic that do not result in a substantial increase in the rights of the lessor or the obligations of the lessee.
Simplifying the Test for Goodwill Impairment
In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. The standard also clarifies the treatment of the income tax effect of tax-deductible goodwill when measuring goodwill impairment loss. This standard is effective for annual or any interim goodwill impairment test in fiscal years beginning after December 15, 2019. We adopted ASU 2017-04 on January 1, 2020 and it did not have an impact on our consolidated financial statements.
We recognized goodwill in connection with our acquisition of ILFC. Goodwill is not amortized, but is tested at least annually, as of December 31 of each year, for impairment, or more frequently if indicators of impairment are present.
We qualitatively assess whether it is more likely than not that our goodwill is impaired. If we conclude based on the qualitative assessment that it is more likely than not that the fair value of AerCap is less than its equity carrying amount, we are required to perform a quantitative impairment test.
The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of AerCap with its equity carrying amount, including goodwill. If the carrying amount of AerCap’s equity exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

4. Restricted cash
Our restricted cash balance was $188.7 million and $179.0 million as of March 31, 2020 and December 31, 2019, respectively, and was primarily related to our Export Credit Agency (“ECA”) financings and Export-Import Bank of the United States (“Ex-Im”) financings, our AerFunding revolving credit facility and other debt. See Note 13—Debt.
In March 2020, AICDC borrowed $4.0 billion under a senior unsecured revolving credit facility (the “Citi Revolver”). In April 2020, we repaid $3.0 billion of the outstanding amount.
The following is a reconciliation of cash, cash equivalents and restricted cash as of March 31, 2020, December 31, 2019 and March 31, 2019:

	March 31, 2020	December 31, 2019	March 31, 2019
Cash and cash equivalents	$4,693,872	$1,121,396	$2,348,132
Restricted cash	188,671	178,951	226,099
Total cash, cash equivalents and restricted cash	$4,882,543	$1,300,347	$2,574,231
5. Flight equipment held for operating leases, net
Movements in flight equipment held for operating leases during the three months ended March 31, 2020 and 2019 were as follows:

	Three Months Ended March 31,
	2020	2019
Net book value at beginning of period	$35,870,781	$35,052,335
Additions	426,858	1,225,140
Depreciation	(409,448)	(419,493)
Disposals and transfers to held for sale	(187,298)	(757,944)
Transfers to net investment in finance and sales-type leases/inventory	(21,798)	(12,309)
Impairment (Note 18)	(8,464)	(5,031)
Net book value at end of period	$35,670,631	$35,082,698

Accumulated depreciation as of March 31, 2020 and 2019	$(7,794,243)	$(6,864,996)
6. Net investment in finance and sales-type leases
Components of net investment in finance and sales-type leases as of March 31, 2020 and December 31, 2019 were as follows:

	March 31, 2020	December 31, 2019
Future minimum lease payments to be received	$692,332	$715,085
Estimated residual values of leased flight equipment	588,144	577,353
Less: Unearned income	(269,256)	(280,889)
Allowance for credit losses	(32,437)	—
	$978,783	$1,011,549
During the three months ended March 31, 2020 and 2019, we recognized interest income from net investment in finance and sales-type leases of $13.7 million and $16.4 million, respectively, included in basic lease rents.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

7. Intangibles
Maintenance rights and lease premium, net
Maintenance rights and lease premium, net consisted of the following as of March 31, 2020 and December 31, 2019:

	March 31, 2020	December 31, 2019
Maintenance rights	$761,001	$794,798
Lease premium, net	13,038	14,817
	$774,039	$809,615
Movements in maintenance rights during the three months ended March 31, 2020 and 2019 were as follows:

	Three Months Ended March 31,
	2020	2019
Maintenance rights at beginning of period	$794,798	$1,088,246
EOL and MR contract maintenance rights expense	(16,220)	(21,409)
MR contract maintenance rights write-off due to maintenance liability release	(467)	(3,956)
EOL contract maintenance rights write-off due to cash receipt	(16,706)	(26,992)
EOL and MR contract maintenance rights write-off due to sale of aircraft	(404)	(132)
Maintenance rights at end of period	$761,001	$1,035,757
Other intangibles
Other intangibles consisted of the following as of March 31, 2020 and December 31, 2019:

	March 31, 2020	December 31, 2019
Goodwill	$58,094	$58,094
Customer relationships, net	235,471	240,765
Contractual vendor intangible assets	8,535	8,535
	$302,100	$307,394
The following tables present details of customer relationships and related accumulated amortization as of March 31, 2020 and December 31, 2019:

	March 31, 2020
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(124,529)	$235,471

	December 31, 2019
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(119,235)	$240,765
During the three months ended March 31, 2020 and 2019, we recorded amortization expense for customer relationships of $5.3 million.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

8. Flight equipment held for sale
Generally, an aircraft is classified as held for sale when the sale is probable, the aircraft is available for sale in its present condition, and the aircraft is expected to be sold within one year. Aircraft are reclassified from flight equipment held for operating leases to flight equipment held for sale at the lower of the aircraft carrying value or fair value, less costs to sell. Depreciation is no longer recognized for aircraft classified as held for sale.
As of March 31, 2020, 13 aircraft with a total net book value of $331.4 million met the held for sale criteria and were classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet. Aggregate maintenance and security deposit amounts received from the lessees of approximately $45 million will be assumed by the buyers of these aircraft upon consummation of the individual sale transactions.
As of December 31, 2019, 14 aircraft with a total net book value of $336.6 million met the held for sale criteria and were classified as flight equipment held for sale in our Consolidated Balance Sheet. During the first quarter of 2020, the sale of eight of those aircraft closed and the remaining aircraft were held for sale as of March 31, 2020.
9. Other assets
Other assets consisted of the following as of March 31, 2020 and December 31, 2019:

	March 31, 2020	December 31, 2019
Lease incentives	$217,170	$239,607
Notes receivable, net of allowance for credit losses (a) (b)	173,179	87,745
Investments	124,682	123,279
Straight-line rents, prepaid expenses and other	103,506	98,443
Operating lease right of use assets	43,013	43,668
Other tangible fixed assets	25,018	26,018
Debt issuance costs	22,724	26,393
Derivative assets (Note 10)	1,839	11,664
Inventory	—	3,157
Other receivables	184,686	355,502
	$895,817	$1,015,476

(a)
Notes receivable as of March 31, 2020 and December 31, 2019 include $141 million and $49 million, respectively, related to agreements we have executed with customers to reschedule certain lease payments under our leases that are due at the reporting dates (“Deferral Agreements”). Notes receivable as of March 31, 2020 and December 31, 2019 also include $32 million and $39 million, respectively, related to aircraft sale transactions.

(b)
As of March 31, 2020, we had a $6.4 million allowance for credit losses on notes receivable. As of December 31, 2019, we did not have an allowance for credit losses on notes receivables. Please refer to Note 19—Allowance for credit losses for further details.

10. Derivative financial instruments
We have entered into interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative financial instruments can include interest rate swaps, caps, floors, options and forward contracts.
As of March 31, 2020, we had interest rate caps and swaps outstanding, with underlying variable benchmark interest rates ranging from one to six-month U.S. dollar LIBOR.
Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of March 31, 2020 and December 31, 2019, we had cash collateral of $0.3 million and $0.6 million, respectively, from various counterparties and the obligation to return such collateral was recorded in accounts payable, accrued expenses and other liabilities. We had not advanced any cash collateral to counterparties as of March 31, 2020 or December 31, 2019.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
10. Derivative financial instruments (Continued)

The counterparties to our interest rate derivatives are primarily major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any material losses to date.
Our derivative assets are recorded in other assets and our derivative liabilities are recorded in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets. The following tables present notional amounts and fair values of derivatives outstanding as of March 31, 2020 and December 31, 2019:

	March 31, 2020		December 31, 2019
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as accounting hedges:
Interest rate caps	$2,492,000	$506	$2,442,000	$3,727
Derivative assets designated as accounting cash flow hedges:
Interest rate swaps	$—	$—	$488,616	$1,578
Interest rate caps	400,000	1,333	400,000	6,359
Total derivative assets		$1,839		$11,664

(a)	The notional amount is excluded for caps and swaps which are not yet effective.

	March 31, 2020		December 31, 2019
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative liabilities not designated as cash flow hedges:
Interest rate swaps	$300,000	$15,414	$—	$—
Derivative liabilities designated as accounting cash flow hedges:
Interest rate swaps	$3,609,674	$177,227	$3,776,000	$97,066
Total derivative liabilities		$192,641		$97,066

(a)	The notional amount is excluded for swaps which are not yet effective.
We recorded the following in other comprehensive loss related to derivative financial instruments for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,
	2020	2019
Gain (Loss)
Effective portion of change in fair market value of derivatives designated as accounting cash flow hedges:
Interest rate swaps	$(87,778)	$(40,738)
Interest rate caps	(4,787)	—
Income tax effect	11,571	5,092
Net changes in cash flow hedges, net of tax	$(80,994)	$(35,646)

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
10. Derivative financial instruments (Continued)

We expect to reclassify approximately $57 million from accumulated other comprehensive income (loss) (“AOCI”) as an increase in interest expense in our Condensed Consolidated Income Statements over the next 12 months. The following table presents the effect of derivatives recorded as reductions to or (increases) in interest expense in our Condensed Consolidated Income Statements for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,
	2020	2019
Gain (Loss)
Derivatives not designated as accounting hedges:
Interest rate caps and swaps	$(12,550)	$(15,887)
Reclassification to Condensed Consolidated Income Statements:
Reclassification of amounts previously recorded within AOCI	(5,463)	3,931
Effect from derivatives on interest expense	$(18,013)	$(11,956)
11. Accounts payable, accrued expenses and other liabilities
Accounts payable, accrued expenses and other liabilities consisted of the following as of March 31, 2020 and December 31, 2019:

	March 31, 2020	December 31, 2019
Deferred revenue	$362,327	$389,958
Accrued interest	263,626	255,369
Accounts payable and accrued expenses	240,365	239,086
Derivative liabilities (Note 10)	192,641	97,066
Operating lease liabilities	49,078	51,144
	$1,108,037	$1,032,623
12. Accrued maintenance liability
Movements in accrued maintenance liability during the three months ended March 31, 2020 and 2019 were as follows:

	Three Months Ended March 31,
	2020	2019
Accrued maintenance liability at beginning of period	$2,190,159	$2,237,494
Maintenance payments received	144,876	174,390
Maintenance payments returned	(95,189)	(108,437)
Release to income upon sale	(61,347)	(19,103)
Release to income other than upon sale	(58,989)	(45,522)
Lessor contribution, top ups and other	30,374	22,227
Accrued maintenance liability at end of period	$2,149,884	$2,261,049

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Debt

As of March 31, 2020, the principal amount of our outstanding indebtedness totaled $32.8 billion, which excluded fair value adjustments of $79.8 million and debt issuance costs, debt discounts and debt premium of $129.0 million, and our undrawn lines of credit and other available secured debt were approximately $2.9 billion, availability of which is subject to certain conditions, including compliance with certain financial covenants. As of March 31, 2020, we remained in compliance with the financial covenants across our various debt obligations.
The following table provides a summary of our indebtedness as of March 31, 2020 and December 31, 2019:

	March 31, 2020						December 31, 2019
Debt obligation	Collateral (Number of aircraft)	Commitment	Undrawn amounts	Amount outstanding	Weighted average interest rate (a)	Maturity	Amount outstanding
Unsecured
International Lease Finance Corporation (“ILFC”) Legacy Notes		$2,900,000	$—	$2,900,000	7.09%	2020-2022	$2,900,000
AerCap Trust (b) & AICDC (c) Notes		12,500,000	—	12,500,000	4.13%	2020-2028	12,500,000
Asia Revolving Credit Facility		950,000	950,000	—	—	2022	—
Citi Revolving Credit Facility		4,000,000	—	4,000,000	2.13%	2024	—
Other unsecured debt		1,874,000	—	1,874,000	2.39%	2021-2023	2,024,000
Fair value adjustment		NA	NA	82,554	NA	NA	99,093
TOTAL UNSECURED		$22,224,000	$950,000	$21,356,554			$17,523,093
Secured
Export credit facilities	17	520,909	—	520,909	2.37%	2021-2030	565,312
Institutional secured term loans & secured portfolio loans	171	6,828,716	—	6,828,716	3.27%	2022-2030	7,303,496
AerFunding Revolving Credit Facility	16	2,500,000	1,636,934	863,066	2.86%	2022	875,145
Other secured debt	42	1,383,665	353,900	1,029,765	3.92%	2021-2037	1,062,756
Fair value adjustment		NA	NA	(2,563)	NA	NA	(2,835)
TOTAL SECURED		$11,233,290	$1,990,834	$9,239,893			$9,803,874
Subordinated
Subordinated Notes		2,250,000	—	2,250,000	4.93%	2025-2079	2,250,000
Subordinated debt issued by joint ventures		43,521	—	43,521	—	2021-2023	47,521
Fair value adjustment		NA	NA	(222)	NA	NA	(222)
TOTAL SUBORDINATED		$2,293,521	$—	$2,293,299			$2,297,299
Debt issuance costs, debt discounts and debt premium		NA	NA	(128,973)	NA	NA	(138,135)
	246	$35,750,811	$2,940,834	$32,760,773			$29,486,131

(a)
The weighted average interest rate for our floating rate debt is calculated based on the U.S. dollar LIBOR rate as of the last interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs, debt discounts and debt premium. The institutional secured term loans and secured portfolio loans also contain base rate alternatives.

(b)	AerCap Global Aviation Trust (“AerCap Trust”)

(c)	AerCap Ireland Capital Designated Activity Company, a designated activity company with limited liability incorporated under the laws of Ireland (“AICDC”)

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Debt (Continued)

Additional details of the principal terms of our indebtedness can be found in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020. The material changes to our indebtedness since the filing of that report, except for scheduled repayments, are described below.
Revolving credit facilities
In March 2014, AICDC entered the Citi Revolver which was subsequently upsized and amended. In October 2019, AICDC amended the Citi Revolver, increased the size to $4.0 billion (with an option to increase the size by an additional $0.5 billion) and extended the maturity to February 2024.
In March 2020, AICDC borrowed the full amount available under the Citi Revolver. In April 2020, we repaid $3.0 billion of the outstanding amount.
The obligations under the Citi Revolver are guaranteed by AerCap Holdings N.V. and certain of its subsidiaries. Availability of borrowings under the Citi Revolver is subject to the satisfaction of customary conditions precedent.
The Citi Revolver contains covenants customary for unsecured financings of this type, including financial covenants that require us to maintain compliance with a maximum ratio of consolidated indebtedness to shareholders’ equity, a minimum fixed charge coverage ratio and a maximum ratio of unencumbered assets to certain financial indebtedness. The facilities also contain covenants that, among other things, restrict, subject to certain exceptions, the ability of AerCap to sell assets, make certain restricted payments and incur certain liens.
14. Income taxes
Our effective tax rate was 13.5% for the three months ended March 31, 2020, and 13.0% for the three months ended March 31, 2019. Our effective tax rate in any period can be impacted by revisions to the estimated full year rate.
15. Equity
The following table presents our share repurchase programs from January 1, 2019 through March 31, 2020:

Program approval date	Program end date	Authorized amount	Program completion date
February 2019	September 30, 2019	$200,000	July 22, 2019
June 2019	December 31, 2019	200,000	December 5, 2019
November 2019	June 30, 2020	200,000	Not yet completed
January 2020	June 30, 2020	250,000	Not yet completed
During the three months ended March 31, 2020, we repurchased an aggregate of 2,130,509 of our ordinary shares under our share repurchase programs at an average price, including commissions, of $55.06 per ordinary share.
In March 2020, we suspended our share repurchase programs. We retain the ability to resume repurchases of our ordinary shares under our share repurchase programs as circumstances warrant.
During the three months ended March 31, 2020, we cancelled 3,000,000 ordinary shares which were acquired through the share repurchase programs in accordance with authorizations obtained from the Company’s shareholders.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

16. Selling, general and administrative expenses
Selling, general and administrative expenses consisted of the following for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,
	2020	2019
Personnel expenses	$26,920	$31,192
Share-based compensation	17,757	17,413
Travel expenses	3,794	4,253
Professional services	5,690	6,224
Office expenses	3,400	3,499
Other expenses	7,023	4,292
	$64,584	$66,873

17. Other income
Other income consisted of the following for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,
	2020	2019
Management fees	$4,638	$3,410
Interest and other income	10,094	17,983
	$14,732	$21,393
18. Asset Impairment
Our long-lived assets include flight equipment and definite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. We perform event-driven impairment assessments of our aircraft held for operating leases each quarter. These quarterly impairment assessments primarily result from potential aircraft sale transactions or aircraft repossessions.
During the three months ended March 31, 2020 and 2019, we recognized impairment charges of $13.9 million and $5.0 million, respectively.
These impairments, for all periods mentioned, related to sales transactions or lease terminations and were more than offset by maintenance revenue recognized when we retained maintenance-related balances or received EOL compensation.
The impairment charges of $13.9 million recognized during the three months ended March 31, 2020 included $5.4 million relating to four aircraft which met the held for sale criteria and were classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

19. Allowance for credit losses
We are exposed to credit losses on our net investments in finance and sales-type leases (“Finance Leases”) and notes receivable related to the sale of aircraft and restructured operating lease payment amounts, which are included as notes receivable in other assets. Our Finance Leases credit exposure reflects the risk that our finance lease customers fail to meet their payment obligations and the risk that aircraft value is less than the unguaranteed residual value assumed in the Finance Leases receivable balance.
We estimate the expected risk of loss over the remaining life of our Finance Leases and notes receivable using a probability of default and net exposure analysis. The probability of default is estimated based on historical cumulative default data, adjusted for current conditions, of similarly risk-rated counterparties over the contractual term. The net exposure is estimated based on the Finance Lease or notes receivable balance exposure, net of the estimated aircraft value, in the case of a Finance Lease, and other cash collateral, including security deposits and maintenance-related deposits, over the contractual term. The expected loss provision for each individual contractual exposure is calculated by multiplying the probability of default by the net exposure over the contractual term.
Movements in the allowance for credit losses during the three months ended March 31, 2020 were as follows:

Three Months Ended March 31, 2020
Allowance for credit losses at beginning of period	$—
Cumulative effect due to adoption of new accounting standard	30,264
Current period provision for expected credit losses	8,571
Write-offs charged against the allowance	—
Allowance for credit losses at end of period	$38,835
During the three months ended March 31, 2020, we increased our credit provision, classified in leasing expenses, by $8.6 million to reflect the increased credit risk due to the Covid-19 outbreak. As of March 31, 2020, $1.5 million of payments relating to Finance Leases and notes receivable were 30-60 days past due, which represented less than 1% of our total Finance Leases and notes receivable.
We monitor the credit quality of our lessee customers through an internal credit review assessment process that assigns each lessee with a credit score between 1 (Excellent) and 10 (Poor). All airline customers are assessed at least annually, and more frequently depending on risk.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

20. Earnings per share
Basic Earnings Per Share (“EPS”) is calculated by dividing net income by the weighted average of our ordinary shares outstanding, which excludes 2,300,595 and 2,418,788 shares of unvested restricted stock as of March 31, 2020 and 2019, respectively. For the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities, provided under our equity compensation plans. The number of shares excluded from diluted shares outstanding was 196,051 and 203,870 for the three months ended March 31, 2020 and 2019, respectively, because the effect of including these shares in the calculation would have been anti-dilutive.
Basic and diluted EPS for the three months ended March 31, 2020 and 2019 were as follows:

	Three Months Ended March 31,
	2020	2019
Net income for the computation of basic EPS	$276,824	$234,186
Weighted average ordinary shares outstanding - basic	128,299,745	138,153,456
Basic EPS	$2.16	$1.70

	Three Months Ended March 31,
	2020	2019
Net income for the computation of diluted EPS	$276,824	$234,186
Weighted average ordinary shares outstanding - diluted	129,340,501	139,618,644
Diluted EPS	$2.14	$1.68

Ordinary shares outstanding, excluding shares of unvested restricted stock, as of March 31, 2020 and December 31, 2019 were as follows:

	March 31, 2020	December 31, 2019
	Number of ordinary shares
Ordinary shares issued	138,847,345	141,847,345
Treasury shares	(9,210,337)	(10,263,856)
Ordinary shares outstanding	129,637,008	131,583,489
Shares of unvested restricted stock	(2,300,595)	(2,354,318)
Ordinary shares outstanding, excluding shares of unvested restricted stock	127,336,413	129,229,171

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
21. Variable interest entities

We use many forms of entities to achieve our leasing and financing business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all of the VIE’s activities, or being the sole shareholder of the VIE.
During the three months ended March 31, 2020, we did not provide any financial support to any of our VIEs that we were not contractually obligated to provide.
Consolidated VIEs
As of March 31, 2020 and December 31, 2019, substantially all assets and liabilities presented in our Condensed Consolidated Balance Sheets were held in consolidated VIEs.
We have determined that we are the primary beneficiary (“PB”) of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, absorb the majority of the risks and rewards of these entities and guarantee the activities of these entities.
The assets of our consolidated VIEs that can only be used to settle obligations of these entities, and the liabilities of these VIEs for which creditors do not have recourse to our general credit, are disclosed in our Condensed Consolidated Balance Sheets under Supplemental balance sheet information. Further details of debt held by our consolidated VIEs are disclosed in Note 13—Debt.
Wholly-owned ECA and Ex-Im financing vehicles
We have created certain wholly-owned subsidiaries for the purpose of purchasing aircraft and obtaining financing secured by such aircraft. The secured debt is guaranteed by the European ECAs and the Export-Import Bank of the United States. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
Other secured financings
We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
Wholly-owned leasing entities
We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes, which serve as equity.
Limited recourse financing structures
We have established entities to obtain secured financings for the purchase of aircraft in which we have variable interests. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. The loans of these entities are non-recourse to us except under limited circumstances.
AerCap Partners I Holding Limited (“AerCap Partners I”), AerCap Partners 767 Limited (“AerCap Partners 767”) and AerFunding are entities where we have determined we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity. We provide lease management, insurance management and aircraft asset management services to AerCap Partners I, AerCap Partners 767 and AerFunding for a fee.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
21. Variable interest entities (Continued)

AerCap Partners I and AerCap Partners 767
AerCap Partners I and AerCap Partners 767 are 50%-50% joint ventures owned by us and Deucalion Aviation Funds.
As of March 31, 2020, AerCap Partners I had $54.4 million of subordinated debt outstanding, consisting of $27.2 million due to us and $27.2 million due to our joint venture partner.
As of March 31, 2020, AerCap Partners 767 had $32.6 million of subordinated debt outstanding, consisting of $16.3 million due to us and $16.3 million due to our joint venture partner.
AerFunding
We hold a 5% equity investment and 100% of the subordinated notes (“AerFunding Class E-1 Notes”) in AerFunding.
As of March 31, 2020, AerFunding had $863.1 million outstanding under a secured revolving credit facility and $294.0 million of AerFunding Class E-1 Notes outstanding due to us.
Non-consolidated VIEs
The following table presents our maximum exposure to loss in non-consolidated VIEs as of March 31, 2020 and December 31, 2019:

	March 31, 2020	December 31, 2019
Carrying value of debt and equity investments	$124,682	$123,279
Debt guarantees	10,021	68,901
Maximum exposure to loss	$134,703	$192,180
The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value and outstanding debt guarantees were called upon in full.
AerDragon Aviation Partners Limited and its subsidiaries (“AerDragon”), AerLift Leasing Limited (“AerLift”), Acsal Holdco, LLC (“ACSAL”) and Peregrine Aviation Company and its subsidiaries (“Peregrine”) are investments that are VIEs in which we have determined that we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investments in AerDragon, AerLift and ACSAL under the equity method of accounting. We account for our equity investment in Peregrine under the cost method of accounting. We have variable interests in other entities in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entities’ economic performance.
AerDragon
AerDragon is a joint venture with 50% owned by China Aviation Supplies Holding Company and the other 50% owned in equal parts by us, affiliates of Crédit Agricole Corporate and Investment Bank, and East Epoch Limited. We provide accounting related services to AerDragon.
AerLift
AerLift is a joint venture in which we have a 39% interest. We provide asset and lease management, insurance management and cash management services to AerLift for a fee. As of March 31, 2020, we guaranteed $10.0 million of AerLift debt. Other than the debt that we have guaranteed, the debt obligations of AerLift are non-recourse to us.
ACSAL
We have a 19% investment in ACSAL and provide aircraft asset and lease management services for a fee.
Peregrine
We have a 9.5% investment in Peregrine and provide asset and lease management, insurance management, accounting and cash management services for a fee.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

22. Related party transactions
The following table presents amounts received from related parties for management fees and dividends for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,
	2020		2019
	Management fees	Dividends	Management fees	Dividends
AerDragon	$137	$—	$233	$—
ACSAL	120	45	120	259
AerLift	157	—	390	—
	$414	$45	$743	$259
23. Commitments and contingencies
Aircraft on order
As of March 31, 2020, we had commitments to purchase 342 new aircraft scheduled for delivery through 2026. These commitments are based upon purchase agreements with Boeing, Airbus and Embraer S.A. (“Embraer”). These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired.
Movements in prepayments on flight equipment during the three months ended March 31, 2020 and 2019 were as follows:

	Three Months Ended March 31,
	2020	2019
Prepayments on flight equipment at beginning of period	$2,954,478	$3,024,520
Prepayments during the period	328,222	252,316
Interest paid and capitalized during the period	19,168	28,067
Prepayments and capitalized interest applied to the purchase of flight equipment	(193,165)	(320,580)
Prepayments on flight equipment at end of period	$3,108,703	$2,984,323

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Commitments and contingencies (Continued)

Legal proceedings
General
In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews indemnities and insurance coverage, where applicable. Based on information currently available, we believe the potential outcome of those cases where we are able to estimate reasonably possible losses, and our estimate of the reasonably possible losses exceeding amounts already recognized, on an aggregated basis, is immaterial to our Condensed Consolidated Financial Statements.
VASP Litigation
We are party to a group of related cases arising from the leasing of 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment and obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines. VASP appealed and, in 1996, the Appellate Court of the State of São Paulo (“TJSP”) ruled that the aircraft and engines should be returned or that VASP could recover proven damages arising from the repossession.
We have defended this case in the Brazilian courts through various motions and appeals. In 2004, the Superior Court of Justice (the “STJ”) dismissed our then-pending appeal. In 2005, we filed an extraordinary appeal with the Federal Supreme Court (the “STF”). On April 4, 2018, the STF declined to accept our extraordinary appeal for trial. We appealed this decision on April 25, 2018. Our appeal remains pending.
In 2006, VASP commenced a related proceeding to calculate the amount of alleged damages owed under the TJSP’s 1992 judgment. In 2017, the court decided that VASP had suffered no damages even if the TJSP’s 1992 judgment regarding liability were affirmed. On April 20, 2018, VASP appealed this decision, which appeal remains pending. We believe, however, and we have been advised, that it is not probable that VASP will ultimately be able to recover damages from us even if VASP prevails on the issue of liability. The outcome of the legal process is, however, uncertain. The ultimate amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.
In 2006, we brought actions against VASP in English and Irish courts seeking damages arising from the 1992 lease defaults. These actions resulted in judgments by the English court in the aggregate amount of approximately $40 million plus interest and judgments by the Irish court in the aggregate amount of approximately $36.9 million, all in our favor. VASP had meanwhile in 2008 been adjudicated as insolvent by a Brazilian bankruptcy court, which commenced bankruptcy proceedings. We have caused the English and Irish judgment to be domesticated in Brazil and submitted them as claims in the bankruptcy proceeding. The bankruptcy court has allowed the claims in the amount of $40 million in respect of the English judgments and $24 million in respect of the Irish judgments. We have been advised that it is not probable that VASP’s bankruptcy estate will have funds to pay its creditors but our court approved claims may be used to offset any damages that VASP might be awarded in the Brazilian courts if for any reason we are not successful in defending ourselves against VASP’s claim for damages.
Transbrasil Litigation
We are party to a group of related actions arising from the leasing of an aircraft and two engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with two AerCap-related companies (the “AerCap Lessors”), along with other leases it had entered into with General Electric Capital Corporation (“GECC”) and certain of its affiliates (collectively with GECC, the “GE Lessors”). General Electric Capital Aviation Services Limited (“GECAS”) was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the “Notes”) to the AerCap Lessors and GE Lessors (collectively the “Lessors”) in connection with restructurings of the leases. Transbrasil defaulted on the Notes and the AerCap Lessors and the GE Lessors, individually brought enforcement actions against Transbrasil in 2001 (GECC also filed an action for the involuntary bankruptcy of Transbrasil).

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Commitments and contingencies (Continued)

Transbrasil brought a lawsuit against the Lessors in February 2001 (the “Transbrasil Lawsuit”), claiming that the Notes had in fact been paid at the time the Lessors brought the enforcement actions. In 2007, the trial judge ruled in favor of Transbrasil and the Lessors appealed. In April 2010, the appellate court published a judgment (the “2010 Judgment”) rejecting the Lessors’ appeal, ordering them to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments) as well as damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court (the “Indemnity Claim”). In June 2010, the AerCap Lessors and GE Lessors separately filed special appeals before the STJ in Brazil. In October 2013, the STJ granted the special appeals filed by the GE Lessors, effectively reversing the 2010 Judgment in most respects as to all of the Lessors. Transbrasil appealed this order, but the appellate panel in November 2016 rejected Transbrasil’s appeal, preserving the 2013 reversal of the 2010 Judgment. All appeals in respect of the Transbrasil Lawsuit based on the merit of the dispute have now concluded.
However, in July 2011, while the various appeals of the 2010 Judgment were pending, Transbrasil brought three actions for provisional enforcement of the 2010 Judgment (the “Provisional Enforcement Actions”): one to enforce the award of statutory penalties; a second to recover attorneys’ fees related to that award, and a third to enforce the Indemnity Claim. Transbrasil submitted its alleged calculation of statutory penalties, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments. Transbrasil also initiated proceedings to determine the amount of its alleged Indemnity Claim.
In light of the STJ’s ruling in October 2013, the trial court has ordered the dismissal of two of Transbrasil’s Provisional Enforcement Actions—those seeking statutory penalties and attorneys’ fees. The TJSP has since affirmed the dismissals of those actions and Transbrasil has appealed that order. Transbrasil’s Provisional Enforcement Action with respect to the Indemnity Claim remains pending. We believe we have strong arguments to convince the court that Transbrasil suffered no material damage as a result of the defendants’ attempts to collect on the Notes.
In February 2012, AerCap brought a civil complaint against GECAS and GECC in the State of New York (the “New York Action”), alleging, among other things, that GECAS and GECC had violated certain duties to AerCap in connection with their attempts to enforce the Notes and their defense of Transbrasil’s lawsuit. In November 2012, AerCap, GECAS, and the GE Lessors entered into a settlement agreement resolving all of the claims raised in the New York Action. The terms of the settlement agreement are confidential.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
24. Fair value measurements

The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are primarily based on management’s own estimates and are calculated based upon the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.
The degree of judgment used in measuring the fair value of a financial and non-financial asset or liability generally correlates with the level of pricing observability. We classify our fair value measurements based on the observability and significance of the inputs used in making the measurement, as provided below:
Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.
Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.
Level 3 — Unobservable inputs from our own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include our own data.
Fair value measurements are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.
Assets and liabilities measured at fair value on a recurring basis
As of March 31, 2020 and December 31, 2019, our derivative portfolio consisted of interest rate swaps and caps. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2.
The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of March 31, 2020 and December 31, 2019:

	March 31, 2020
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$1,839	$—	$1,839	$—

Liabilities
Derivative liabilities	$192,641	$—	$192,641	$—

	December 31, 2019
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$11,664	$—	$11,664	$—

Liabilities
Derivative liabilities	$97,066	$—	$97,066	$—

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
24. Fair value measurements (Continued)

Assets and liabilities measured at fair value on a non-recurring basis
We measure the fair value of certain definite-lived intangible assets and our flight equipment on a non-recurring basis, when U.S. GAAP requires the application of fair value, including when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Additional details of recoverability assessments performed on certain definite-lived intangible assets and our flight equipment are described in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020.
Management develops the assumptions used in the fair value measurements. Therefore, the fair value measurements of definite-lived intangible assets and flight equipment are classified as Level 3 valuations.
Flight equipment
Inputs to non-recurring fair value measurements categorized as Level 3
We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. Key inputs to the income statement approach include the discount rate, current contractual lease cash flows, projected future non-contractual lease or sale cash flows, extended to the end of the aircraft’s estimated holding period in its highest and best use, and a contractual or estimated disposition value.
The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the aircraft type, age, and the airframe and engine configuration of the aircraft. The projected non-contractual lease cash flows are applied to follow-on lease terms, which are estimated based on the age of the aircraft at the time of re-lease and are assumed through the estimated holding period of the aircraft. The estimated holding period is the period over which future cash flows are assumed to be generated. Shorter holding periods can result when a potential sale or future disassembly of an aircraft for the sale of its parts (“part-out”) of an individual aircraft has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated sale or part-out date. The disposition value is generally estimated based on aircraft type. In situations where the aircraft will be disposed of, the disposition value assumed is based on an estimated part-out value or the contracted sale price.
The estimated future cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates assumptions market participants would use regarding the likely debt and equity financing components, and the required returns of those financing components.
Sensitivity to changes in unobservable inputs
When estimating the fair value measurement of flight equipment, we consider the effect of a change in a particular assumption independently of changes in any other assumptions. In practice, simultaneous changes in assumptions may not always have a linear effect on inputs.
The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate, the remaining estimated holding period and the non-contractual cash flows. The discount rate is affected by movements in the aircraft funding markets, including fluctuations in required rates of return in debt and equity, and loan to value ratios. The remaining estimated holding period and non-contractual cash flows represent management’s estimate of the remaining service period of an aircraft and the estimated non-contractual cash flows over the remaining life of the aircraft. An increase in the discount rate would decrease the fair value measurement of the aircraft, while an increase in the remaining estimated holding period or the estimated non-contractual cash flows would increase the fair value measurement of the aircraft.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
24. Fair value measurements (Continued)

Fair value disclosures of financial instruments
The fair value of restricted cash and cash and cash equivalents approximates their carrying value because of their short-term nature (Level 1). The fair value of our long-term unsecured debt is estimated using quoted market prices for similar or identical instruments, depending on the frequency and volume of activity in the market. The fair value of our long-term secured debt is estimated using a discounted cash flow analysis based on current market interest rates and spreads for debt with similar characteristics (Level 2). Derivatives are recognized in our Condensed Consolidated Balance Sheets at their fair value. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparties of the derivative contracts based on quantitative and qualitative factors (Level 2).
All of our financial instruments are measured at amortized cost, other than derivatives which are measured at fair value on a recurring basis. The carrying amounts and fair values of our most significant financial instruments as of March 31, 2020 and December 31, 2019 were as follows:

	March 31, 2020
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$4,693,872		$4,693,872	$4,693,872	$—	$—
Restricted cash	188,671		188,671	188,671	—	—
Derivative assets	1,839		1,839	—	1,839	—
	$4,884,382		$4,884,382	$4,882,543	$1,839	$—
Liabilities
Debt	$32,889,746	(a)	$30,043,332	$—	$30,043,332	$—
Derivative liabilities	192,641		192,641	—	192,641	—
	$33,082,387		$30,235,973	$—	$30,235,973	$—

(a)	Excludes debt issuance costs, debt discounts and debt premium.

	December 31, 2019
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,121,396		$1,121,396	$1,121,396	$—	$—
Restricted cash	178,951		178,951	178,951	—	—
Derivative assets	11,664		11,664	—	11,664	—
	$1,312,011		$1,312,011	$1,300,347	$11,664	$—
Liabilities
Debt	$29,624,266	(a)	$30,219,588	$—	$30,219,588	$—
Derivative liabilities	97,066		97,066	—	97,066	—
	$29,721,332		$30,316,654	$—	$30,316,654	$—

(a)	Excludes debt issuance costs, debt discounts and debt premium.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

25. Subsequent events
In May 2020, we signed a $425 million secured loan with several European banks to finance eight aircraft which will mature in September 2027. The loan has an upsize feature which allows a maximum facility size of $600 million to finance 11 total aircraft.
Subsequent to March 31, 2020 and through April 30, 2020 we entered into Deferral Agreements with airline customers to reschedule lease payments under our leases. Through April 30, 2020 we have rescheduled approximately $350 million of lease payments.
In April 2020, we repaid $3.0 billion of the outstanding amount under the Citi Revolver. Refer Note 13—Debt.
On May 4, 2020, the shareholders of Norwegian Air Shuttle ASA (“Norwegian”) approved an issuance of ordinary shares and perpetual convertible notes in connection with the conversion of certain debt obligations of Norwegian into equity as part of a restructuring designed to meet a condition applicable to financial support offered to Norwegian by the Norwegian government. We have agreed, subject to the satisfaction of certain conditions, to subscribe for a portion of such shares and notes in consideration for providing lease concessions related to our aircraft that are on lease with Norwegian or its affiliates. Immediately following the conversion of Norwegian's applicable debt obligations we expect to hold Norwegian’s ordinary shares and perpetual convertible notes. There can be no assurance that the conditions to the issuance of such shares and notes, and related lease amendments, will be met.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read this discussion in conjunction with our unaudited Condensed Consolidated Financial Statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with U.S. GAAP, and are presented in U.S. dollars. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Special note about forward looking statements
This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•
the severity, extent and duration of the Covid-19 pandemic and the rate of recovery in air travel, the aviation industry and global economic conditions; the potential impacts of the pandemic and responsive government actions on our business and results of operations, financial condition and cash flows, as well as the effect of remote working arrangements on our operations;

•	the availability of capital to us and to our customers and changes in interest rates;

•	the ability of our lessees and potential lessees to make operating lease payments to us;

•	our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses;

•	changes in the overall demand for commercial aircraft leasing and aircraft management services;

•	the effects of terrorist attacks on the aviation industry and on our operations;

•	the economic condition of the global airline and cargo industry and economic and political conditions;

•	development of increased government regulation, including regulation of trade and the imposition of import and export controls, tariffs and other trade barriers;

•	competitive pressures within the industry;

•	the negotiation of aircraft management services contracts;

•	regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes; and

•	the risks set forth or referred to in “Part II. Other Information—Item 1A. Risk Factors” included below.
The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this report might not occur and are not guarantees of future performance.
Aircraft portfolio
We are the global leader in aircraft leasing. We focus on acquiring in-demand aircraft at attractive prices, funding them efficiently, hedging interest rate risk prudently and using our platform to deploy these assets with the objective of delivering superior risk-adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders. We are an independent aircraft lessor, and, as such, we are not affiliated with any airframe or engine manufacturer. This independence provides us with purchasing flexibility to acquire aircraft or engine models regardless of the manufacturer.

As of March 31, 2020, we owned 934 aircraft and we managed 96 aircraft. As of March 31, 2020, we also had 342 new aircraft on order. As of March 31, 2020, the weighted average age of our 934 owned aircraft fleet, weighted by net book value, was 6.2 years, and as of March 31, 2019, the weighted average age of our 960 owned aircraft fleet, weighted by net book value, was 6.2 years. We operate our business on a global basis. As of March 31, 2020, 918 of our 934 owned aircraft were on lease and 16 aircraft were off-lease. As of May 1, 2020, seven of the off-lease aircraft were designated for sale or part-out, six were re-leased or under commitments for re-lease, two aircraft were sold or under commitment for sale, and one aircraft was being marketed for re-lease.
The following table presents our aircraft portfolio by type of aircraft as of March 31, 2020:

Aircraft type	Number of owned aircraft	Percentage of total net book value	Number of managed aircraft	Number of on order aircraft	Total owned, managed and on order aircraft
Airbus A320 Family	281	13%	41	—	322
Airbus A320neo Family	143	19%	1	182	326
Airbus A330	60	7%	9	—	69
Airbus A350	27	10%	—	—	27
Boeing 737NG	232	16%	41	—	273
Boeing 737 MAX	5	1%	—	95	100
Boeing 767	27	—	—	—	27
Boeing 777-200ER	17	1%	2	—	19
Boeing 777-300/300ER	22	4%	1	—	23
Boeing 787	89	28%	1	25	115
Embraer E190/195-E2	10	1%	—	40	50
Other	21	—	—	—	21
Total	934	100%	96	342	1,372
Following the fatal accidents of two Boeing 737 MAX aircraft, the worldwide fleet of these aircraft was grounded by aviation authorities in March 2019 and production was temporarily suspended by Boeing in January 2020, resulting in ongoing delays in the delivery of our aircraft on order from Boeing. As of March 31, 2020, we had 95 Boeing 737 MAX aircraft on order with Boeing and five already delivered and on lease. Boeing currently expects that the necessary regulatory approvals will be obtained in time to support resumption of the Boeing 737 MAX deliveries during the third quarter of 2020. It is uncertain, however, when and under what conditions our Boeing 737 MAX aircraft will return to service and when Boeing will resume making deliveries of our Boeing 737 MAX aircraft on order. As a result, we expect to incur future delays on our scheduled Boeing 737 MAX deliveries, and any such future delays are likely to have an impact on our financial results. Certain of our Boeing 737 MAX leases have now been cancelled, and we expect additional leases to be cancelled in the future. In cases where leases have been cancelled, we have the right to cancel our corresponding orders for delivery of those aircraft; nevertheless, these lease cancellations may have an adverse effect on our future cash flows and results of operations, which could be material.
During the three months ended March 31, 2020, we had the following activity related to flight equipment:

	Held for operating leases	Net investment in finance and sales-type leases	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	848	77	14	939
Aircraft purchases	7	—	—	7
Aircraft reclassified to held for sale	(7)	—	7	—
Aircraft sold or designated for part-out	(4)	—	(8)	(12)
Aircraft reclassified to net investment in finance and sales-type leases	(2)	2	—	—
Number of owned aircraft at end of period	842	79	13	934

Critical accounting policies and estimates
Our Consolidated Financial Statements are prepared in accordance with U.S. GAAP, and require us to make estimates and assumptions that affect the amounts reported in our Consolidated Financial Statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported amounts of assets, liabilities, revenues, expenses, and related disclosures of contingent assets and liabilities. We evaluate our estimates and assumptions, including those related to flight equipment, lease revenue, net gain on sales of assets, fair value estimates, and income taxes, on a recurring and non-recurring basis. Our estimates and assumptions are based on historical experiences and currently available information that management believes to be reasonable under the circumstances. Actual results may differ from our estimates under different conditions, sometimes materially. A summary of our significant accounting policies is presented in Note 3—Summary of significant accounting policies in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operations and that require our judgments, estimates and assumptions.
Event-driven impairment assessments
We perform event-driven impairment assessments of our aircraft held for operating leases each quarter. These quarterly impairment assessments primarily result from potential aircraft sale transactions or aircraft repossessions.
Due to the Covid-19 outbreak, many of our airline customers have significantly curtailed their commercial operations and are under significant financial stress, which could result in lease defaults, lease terminations and related aircraft repossessions. The future cash flows supporting the carrying value of our aircraft are based on current lease contracts and our estimates of future lease rates, useful lives and residual values for these aircraft. As a result of the Covid-19 outbreak and its impact on the aviation industry and the global economic environment, there is more uncertainty regarding the future cash flows relating to our aircraft. A reduction in the future expected cash flows relating to our aircraft could result in impairment losses that could be material to our financial results.
In particular, aircraft that are 15 years of age or older are more dependent on cash flows related to current lease contracts, and these leases are generally more sensitive to weaknesses in the global economic environment and to the impact of Covid-19.
If leases for these older aircraft are terminated and the aircraft are repossessed, this could have a negative effect on the future cash flows of these older aircraft and could cause impairment losses, and these losses could be material to our financial results.
As of March 31, 2020, we had 182 aircraft that are 15 years of age or older, with an aggregate Asset Group value of approximately $2.2 billion; this represented approximately 6% of our total flight equipment and lease-related assets and liabilities. Aircraft that are between five and 15 years of age where future cash flows do not exceed the aircraft carrying value by at least 10% are also more susceptible to impairment risk. As of March 31, 2020, two aircraft with an Asset Group carrying value of $155 million did not exceed our 10% threshold, which represented less than 1% of our total flight equipment held for operating leases and lease-related assets and liabilities.
Other definite-lived intangible assets consist of customer relationships recorded at fair value when we acquired ILFC in 2014. These intangible assets are amortized over the period during which we expect to derive economic benefits from such assets. The amortization expense is recorded in depreciation and amortization. We evaluate our customer relationship intangible asset for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

Operating Lease Collectability Assessments
We periodically evaluate the collectability of our operating lease payments to determine the appropriate revenue recognition and measurement model to apply to each lessee. We cease accrual-based revenue recognition on an operating lease contract when the collection of the rental payments is no longer probable and we then recognize rental revenues using a cash accounting method (“Cash Accounting”). In the period we conclude that collection of lease payments is no longer probable, we recognize any difference between revenue amounts recognized to date under the accrual method and payments that have been collected from the lessee, including security deposit amounts held, as a current period adjustment to lease income. Subsequently, we recognize revenues based on the lesser of the straight-line rental income or the lease payments collected from the lessee until such time that collection is probable.
During the three months ended March 31, 2020, we concluded that collection of rental payments was not probable from several lessees, resulting in a reduction of basic lease rental revenues of $16.2 million. As of March 31, 2020, the annual straight-line rental amounts under our leases with airline customers on Cash Accounting represent approximately 4% of our aggregate estimated lease revenue. The amount of basic lease revenue we recognize in 2020 for lessees on Cash Accounting will depend on the amount of cash payments we receive during 2020.

Comparative results of operations
Results of operations for the three months ended March 31, 2020 as compared to the three months ended March 31, 2019

	Three Months Ended March 31,		Increase/ (Decrease)
	2020	2019
	(U.S. Dollars in thousands, except percentages)
Revenues and other income
Lease revenue:
Basic lease rents	$1,030,794	$1,075,282	$(44,488)	(4%)
Maintenance rents and other receipts	134,285	86,811	47,474	55%
Total lease revenue	1,165,079	1,162,093	2,986	—%
Net gain on sale of assets	58,366	21,541	36,825	171%
Other income	14,732	21,393	(6,661)	(31%)
Total Revenues and other income	1,238,177	1,205,027	33,150	3%
Expenses
Depreciation and amortization	415,798	425,849	(10,051)	(2%)
Asset impairment	13,947	5,031	8,916	177%
Interest expense	318,617	334,179	(15,562)	(5%)
Leasing expenses	103,297	91,721	11,576	13%
Selling, general and administrative expenses	64,584	66,873	(2,289)	(3%)
Total Expenses	916,243	923,653	(7,410)	(1%)
Income before income taxes and income of investments accounted for under the equity method	321,934	281,374	40,560	14%
Provision for income taxes	(43,461)	(36,579)	(6,882)	19%
Equity in net earnings of investments accounted for under the equity method	1,331	2,102	(771)	(37%)
Net income	$279,804	$246,897	$32,907	13%
Net income attributable to non-controlling interest	(2,980)	(12,711)	9,731	(77%)
Net income attributable to AerCap Holdings N.V.	$276,824	$234,186	$42,638	18%

Diluted earnings per share	$2.14	$1.68	$0.46	27%
Basic lease rents. The decrease in basic lease rents of $44.5 million, or 4% was attributable to:

•	the sale of 100 aircraft between January 1, 2019 and March 31, 2020 with an aggregate net book value of $2.1 billion on their sale dates, resulting in a decrease in basic lease rents of $64.4 million;

•
a decrease in basic lease rents of $16.2 million due to the application of Cash Accounting. When we determine that the collection of rental payments is no longer probable, we begin to recognize revenue under the applicable leases according to the amount of cash collected from the lessee to date. As of March 31, 2020, the annual straight-line rental amounts under our leases with airline customers on Cash Accounting represent approximately 4% of our aggregate estimated lease revenue. The amount of revenue we recognize in 2020 for lessees on Cash Accounting will depend on the amount of cash payments we receive during 2020; and

•
a decrease in basic lease rents of $59.7 million primarily due to downtime relating to re-leasing activity and lease extensions at lower rates, the accounting for which requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus the extension period;

partially offset by

•
the acquisition of 72 aircraft between January 1, 2019 and March 31, 2020 with an aggregate net book value of $5.1 billion on their respective acquisition dates, resulting in an increase in basic lease rents of $95.8 million.

Maintenance rents and other receipts. The increase in maintenance rents and other receipts of $47.5 million, or 55%, was attributable to:

•	an increase of $28.4 million in regular maintenance rents, primarily due to the higher EOL and other compensation received; and

•	an increase of $19.1 million in maintenance revenue and other receipts from early lease terminations.
Net gain on sale of assets. The increase in net gain on sale of assets of $36.8 million, or 171%, was primarily due to the composition of asset sales. During the three months ended March 31, 2020, we sold 12 aircraft for $265.1 million and during the three months ended March 31, 2019, we sold 19 aircraft for $340.0 million.
Depreciation and amortization. The decrease in depreciation and amortization of $10.1 million, or 2%, was primarily due to aircraft sales, partially offset by aircraft purchases.
Asset impairment. Asset impairments, which related to sales transactions or lease terminations, were more than offset by lease revenue recognized when we retained maintenance-related balances or received EOL compensation. Please refer to “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical accounting policies and estimates” for further information on our event-driven impairment assessments.
Interest expense. The decrease in interest expense of $15.6 million, or 5%, was primarily attributable to:

•
a decrease in the average cost of debt to 4.1% for the three months ended March 31, 2020, compared to 4.2% for the three months ended March 31, 2019. The average cost of debt excludes the effect of mark-to-market movements on interest rate caps and swaps. The decrease in the average cost of debt resulted in a $9.9 million decrease in interest expense;

•
a $3.4 million decrease in interest expense attributable to a decrease in mark-to-market losses on interest rate caps and swaps. For the three months ended March 31, 2020, we recognized a loss of $12.5 million related to mark-to-market movements on interest rate caps and swaps, compared to a loss of $15.9 million recognized during the three months ended March 31, 2019; and

•
a $0.2 billion decrease in the average outstanding debt balance to $30.2 billion for the three months ended March 31, 2020 from $30.4 billion for the three months ended March 31, 2019, resulting in a $2.3 million decrease in interest expense.

Leasing expenses. The increase in leasing expenses of $11.6 million, or 13%, was primarily due to $18.9 million of higher aircraft transition costs, lessor maintenance contributions and other leasing expenses, partially offset by $5.2 million of lower maintenance rights asset amortization and $2.1 million of lower expenses primarily related to airline defaults and restructuring.
Provision for income taxes. The effective tax rate for the full year 2020 is expected to be 13.5%, compared to the effective tax rate of 12.5% for the full year 2019. The effective tax rate is impacted by the source and amount of earnings among our different tax jurisdictions. The effective tax rate was 13.5% for the three months ended March 31, 2020 and 13.0% for the three months ended March 31, 2019. The effective tax rate in any period can be impacted by revisions to the estimated full year rate.
Diluted earnings per share. Diluted earnings per share increased by $0.46, or 27%, to $2.14 during the three months ended March 31, 2020 from $1.68 during the three months ended March 31, 2019. The increase was driven by the same factors affecting net income and the repurchase of 14.1 million shares from January 2019 through March 2020.

Liquidity and capital resources
The following table presents our consolidated cash flows for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,
	2020	2019
	(U.S. Dollars in millions)
Net cash provided by operating activities	$628.9	$745.7
Net cash used in investing activities	(235.2)	(783.2)
Net cash provided by financing activities	3,189.5	1,197.1
Cash flows provided by operating activities. During the three months ended March 31, 2020, our cash provided by operating activities of $628.9 million was the result of net income of $279.8 million, non-cash and other adjustments to net income of $461.4 million and collections of finance and sales-type leases of $19.1 million, partially offset by the net change in operating assets and liabilities of $131.4 million. During the three months ended March 31, 2019, our cash provided by operating activities of $745.7 million was the result of net income of $246.9 million, non-cash and other adjustments to net income of $501.2 million and collections of finance and sales-type leases of $19.9 million, partially offset by the net change in operating assets and liabilities of $22.3 million.
Cash flows used in investing activities. During the three months ended March 31, 2020, our cash used in investing activities of $235.2 million primarily consisted of cash used for the purchase of aircraft and other assets of $412.2 million, partially offset by cash provided by asset sales proceeds of $177.0 million. During the three months ended March 31, 2019, our cash used in investing activities of $783.2 million primarily consisted of cash used for the purchase of aircraft and other fixed assets of $1,095.6 million, partially offset by cash provided by asset sales proceeds of $312.4 million.
Cash flows provided by financing activities. During the three months ended March 31, 2020, our cash provided by financing activities of $3,189.5 million primarily consisted of cash provided by new financing proceeds, net of debt repayments, debt issuance costs and other cash outflows of $3,279.8 million, and cash provided by net receipts of maintenance and security deposits of $29.5 million, partially offset by cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $118.6 million and cash used for the payment of dividends to our non-controlling interest holders of $1.2 million. During the three months ended March 31, 2019, our cash used in financing activities of $1,197.1 million primarily consisted of cash provided by new financing proceeds, net of debt repayments and debt issuance costs and other cash outflows of $1,265.3 million, and cash provided by net receipts of maintenance and security deposits of $74.5 million, partially offset by cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $141.0 million and cash used for the payment of dividends to our non-controlling interest holders of $1.7 million.
We have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for aircraft on delivery. As of March 31, 2020, we had 342 new aircraft on order, including 182 Airbus A320neo Family aircraft, 95 Boeing 737 MAX aircraft, 40 Embraer E-Jets E2 aircraft and 25 Boeing 787 aircraft. As a result, we will need to raise additional funds to satisfy these requirements, which we expect to do through a combination of accessing committed debt facilities and securing additional financing, if needed, from capital markets transactions or other sources of capital. If other sources of capital are not available to us, we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures.
As of March 31, 2020, our existing sources of liquidity of $10.9 billion, including estimated operating cash flows of $2.7 billion, were sufficient to operate our business and cover 2.0x of our debt maturities and contracted capital requirements for the next 12 months. Our sources of liquidity for the next 12 months include undrawn lines of credit, unrestricted cash, estimated operating cash flows, cash flows from contracted asset sales and other sources of funding.
As of March 31, 2020, our cash balance was $4.9 billion, including unrestricted cash of $4.7 billion, and we had approximately $2.9 billion of undrawn lines of credit available under our revolving credit and term loan facilities and other available secured debt. As of March 31, 2020, our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from contracted asset sales and other sources of funding, was $8.2 billion and, including estimated operating cash flows for the next 12 months, our total sources of liquidity were $10.9 billion. As of March 31, 2020, the principal amount of our outstanding indebtedness, which excludes fair value adjustments of $79.8 million and debt issuance costs, debt discounts and debt premium of $129.0 million, totaled $32.8 billion and consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

In order to satisfy our contractual purchase obligations, we expect to source new debt finance through access to the capital markets, including the unsecured and secured bond markets, the commercial bank market, export credit and the asset-backed securities market.
In the longer term, we expect to fund the growth of our business, including acquiring aircraft, through internally generated cash flows, the incurrence of new debt, the refinancing of existing debt and other capital raising initiatives.
During the three months ended March 31, 2020, our average cost of debt, excluding the effect of mark-to-market movements on our interest rate caps and swaps, was 4.1%. As of March 31, 2020, our adjusted debt to equity ratio was 2.5 to 1. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures” for further information on our average cost of debt and reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of March 31, 2020 and December 31, 2019.
Contractual obligations
Our contractual obligations consist of principal and interest payments on debt (excluding fair value adjustments, debt issuance costs, debt discounts and debt premium), executed purchase agreements to purchase aircraft and rent payments pursuant to our office and facility leases. We intend to fund our contractual obligations through unrestricted cash, lines-of-credit and other borrowings, operating cash flows and cash flows from asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.
The following table provides details regarding our contractual obligations and their payment dates as of March 31, 2020:

	2020 - remaining	2021	2022	2023	2024	Thereafter	Total
	(U.S. Dollars in millions)
Unsecured debt facilities	$2,500.0	$3,550.0	$4,253.9	$1,870.1	$5,650.0	$3,450.0	$21,274.0
Secured debt facilities	599.2	898.0	1,902.6	1,715.9	1,414.8	2,712.0	9,242.5
Subordinated debt facilities	—	—	—	—	—	2,293.5	2,293.5
Estimated interest payments (a)	992.7	1,098.6	889.9	628.7	417.4	4,469.4	8,496.7
Purchase obligations (b)	1,223.1	3,332.7	4,275.2	3,252.7	2,321.8	1,535.6	15,941.1
Operating leases (c)	6.5	8.4	8.4	8.5	6.4	27.3	65.5
Total	$5,321.5	$8,887.7	$11,330.0	$7,475.9	$9,810.4	$14,487.8	$57,313.3

(a)	Estimated interest payments for floating rate debt are based on rates as of March 31, 2020. Estimated interest payments include the estimated impact of our interest rate swap agreements.

(b)
Includes commitments to purchase 340 aircraft and two purchase and leaseback transactions. The timing of our purchase obligation payments in this table is based on our current estimates. Due to the current Covid-19 outbreak we expect that the delivery of many of our aircraft on order will be delayed to future periods. In addition, we have the right to reschedule the delivery dates of certain of our aircraft on order to future dates.

(c)	Represents contractual payments on our office and facility leases.

Off-balance sheet arrangements
We have interests in variable interest entities, some of which are not consolidated into our Condensed Consolidated Financial Statements. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 21—Variable interest entities” for a detailed description of these interests and our other off-balance sheet arrangements.

Book value per share
The following table presents our book value per share as of March 31, 2020, December 31, 2019 and March 31, 2019:

	March 31, 2020	December 31, 2019	March 31, 2019
	(U.S. Dollars in millions, except share and per share data)
Total AerCap Holdings N.V. shareholders’ equity	$9,382.9	$9,314.9	$8,906.2

Ordinary shares issued	138,847,345	141,847,345	151,847,345
Treasury shares	(9,210,337)	(10,263,856)	(12,249,540)
Ordinary shares outstanding	129,637,008	131,583,489	139,597,805
Shares of unvested restricted stock	(2,300,595)	(2,354,318)	(2,418,788)
Ordinary shares outstanding, excluding shares of unvested restricted stock	127,336,413	129,229,171	137,179,017

Book value per ordinary share outstanding, excluding shares of unvested restricted stock	$73.69	$72.08	$64.92
Book value per share increased by 14% between March 31, 2019 and March 31, 2020.
Non-GAAP measures
The following are definitions of our non-GAAP measures and a reconciliation of such measures to the most closely related U.S. GAAP measures for the three months ended March 31, 2020.
Net interest margin, annualized net spread, annualized net spread less depreciation and amortization and average cost of debt
Net interest margin is calculated as the difference between basic lease rents and interest expense, excluding the impact of the mark-to-market of interest rate caps and swaps. Annualized net spread is net interest margin expressed as a percentage of average lease assets. Annualized net spread less depreciation and amortization is net interest margin less depreciation and amortization, including maintenance rights expense, expressed as a percentage of average lease assets. Average cost of debt is calculated as interest expense, excluding mark-to-market on interest rate caps and swaps, divided by the average debt balance. We believe these measures may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. These measures reflect the impact from changes in the number of aircraft leased, lease rates and utilization rates, as well as the impact from changes in the amount of debt and interest rates.

The following is a reconciliation of basic lease rents to net interest margin, annualized net spread and annualized net spread less depreciation and amortization for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,		Percentage Difference
	2020	2019
	(U.S. Dollars in millions)
Basic lease rents	$1,030.8	$1,075.3	(4%)
Interest expense	318.6	334.2	(5%)
Adjusted for:
Mark-to-market of interest rate caps and swaps	(12.5)	(15.9)	(21%)
Interest expense excluding mark-to-market of interest rate caps and swaps	306.1	318.3	(4%)
Net interest margin	$724.7	$757.0	(4%)
Depreciation and amortization, including maintenance rights expense	(432.0)	(447.2)	(3%)
Net interest margin less depreciation and amortization	$292.7	$309.8	(6%)

Average lease assets	$37,671	$37,266	1%

Annualized net spread	7.7%	8.1%
Annualized net spread less depreciation and amortization	3.1%	3.3%
Lease assets
Lease assets include flight equipment held for operating leases, flight equipment held for sale, net investment in finance and sales-type leases and maintenance rights assets.
Adjusted debt to equity ratio
This measure is the ratio obtained by dividing adjusted debt by adjusted equity. Adjusted debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debt. Adjusted equity means total equity, plus the 50% equity credit relating to the long-term subordinated debt. Adjusted debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information that is consistent with definitions under certain of our debt covenants. We believe this measure may further assist investors in their understanding of our capital structure and leverage.
The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of March 31, 2020 and December 31, 2019:

	March 31, 2020	December 31, 2019
	(U.S. Dollars in millions, except debt/equity ratio)
Debt	$32,761	$29,486
Adjusted for:
Cash and cash equivalents	(4,694)	(1,121)
50% credit for long-term subordinated debt	(1,125)	(1,125)
Adjusted debt	$26,942	$27,240

Equity	$9,452	$9,382
Adjusted for:
50% credit for long-term subordinated debt	1,125	1,125
Adjusted equity	$10,577	$10,507

Adjusted debt/equity ratio	2.5 to 1	2.6 to 1

Summarized financial information of issuers and guarantors
Historically, in accordance with Rule 3-10 of Regulation S-X, AerCap has presented separate financial statements and other disclosures with respect to the entities that issue and guarantee its registered debt securities in a note to its consolidated financial statements.
In March 2020, the SEC adopted amendments to reduce and simplify the financial disclosure requirements for guarantors and issuers of guaranteed registered securities. The amendments will be effective January 4, 2021, but voluntary compliance in advance of January 4, 2021 is permitted. We have elected to comply with the amended regulation starting with this Form 6-K and going forward will present the following summarized financial information for the Obligor Group (as defined below) of our registered debt securities.
AGAT/AICDC Notes
From time to time since the completion of the ILFC Transaction, AerCap Trust and AICDC have co-issued senior unsecured notes (the “AGAT/AICDC Notes”). Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 13—Debt” for further details on the AGAT/AICDC Notes. The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. (the “Parent Guarantor”) and by AerCap Ireland, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subsidiary Guarantors” and, together with the Parent Guarantor, the “AGAT/AICDC Guarantors”).
Subject to the provisions of the indenture governing the AGAT/AICDC Notes (the “AGAT/AICDC Indenture”), a Subsidiary Guarantor will be automatically and unconditionally released from its guarantee with respect to a series of AGAT/AICDC Notes under the following circumstances: (1) the sale, disposition or other transfer of (i) the capital stock of a Subsidiary Guarantor after which such Subsidiary Guarantor is no longer a Restricted Subsidiary (as defined in the AGAT/AICDC Indenture) or (ii) all or substantially all of the assets of a Subsidiary Guarantor; (2) the permitted designation of the Subsidiary Guarantor as an Unrestricted Subsidiary as defined in and pursuant to the AGAT/AICDC Indenture; (3) the consolidation, amalgamation or merger of a Subsidiary Guarantor with and into AerCap Trust, AICDC or another AGAT/AICDC Guarantor with such person being the surviving entity, or upon the liquidation of a Subsidiary Guarantor following the transfer of all of its assets to AerCap Trust, AICDC or another AGAT/AICDC Guarantor; or (4) legal defeasance or covenant defeasance with respect to such series, each as described in the AGAT/AICDC Indenture, or if the obligations of AerCap Trust and AICDC with respect to such series under the AGAT/AICDC Indenture are discharged.
The guarantee obligations of each Subsidiary Guarantor are limited (i) to an amount not to exceed the maximum amount that can be guaranteed by a Subsidiary Guarantor (after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of all other AGAT/AICDC Guarantors in respect of the obligations under their respective guarantees) without rendering the guarantee, as it relates to such Subsidiary Guarantor, voidable under applicable fraudulent conveyance or transfer laws and (ii) as necessary to recognize certain defenses generally available to guarantors, including voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally or other considerations under applicable law. In addition, given that some of the AGAT/AICDC Guarantors are Irish and Dutch companies, it may be more difficult for holders of the AGAT/AICDC Notes to obtain or enforce judgments against such guarantors.
Because AICDC and certain AGAT/AICDC Guarantors are holding companies with very limited operations, their only significant assets are the equity interests of their directly held subsidiaries. As a result, AICDC and certain AGAT/AICDC Guarantors are dependent primarily upon dividends and other payments from their subsidiaries to generate the funds necessary to meet their outstanding debt service and other obligations, and such dividends or other payments will in turn depend on factors, such as their subsidiaries’ earnings, covenants in instruments governing their subsidiaries’ indebtedness, other contractual restrictions and applicable laws (including local law restricting payments of dividends).
Junior Subordinated Notes
In October 2019, AerCap Holdings N.V. issued $750.0 million aggregate principal amount of 5.875% fixed-rate reset junior subordinated notes due 2079 (the “Junior Subordinated Notes”). Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 13—Debt” for further details on the Junior Subordinated Notes. The Junior Subordinated Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Trust, AICDC, AerCap Ireland Limited, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subordinated Notes Guarantors”).

Subject to the provisions of the indenture governing the Junior Subordinated Notes (the “Subordinated Notes Indenture”), a Subordinated Notes Guarantor will be automatically and unconditionally released from its guarantee under the following circumstances: (1) the sale, disposition or other transfer of all or substantially all of the assets of a Subordinated Notes Guarantor; (2) the consolidation, amalgamation or merger of a Subordinated Notes Guarantor with and into AerCap Holdings N.V. or another Subordinated Notes Guarantor with such person being the surviving entity, or upon the liquidation of a Subordinated Notes Guarantor following the transfer of all of its assets to AerCap Holdings N.V. or another Subordinated Notes Guarantor; or (3) legal defeasance or covenant defeasance, each as described in the Subordinated Notes Indenture, or if the obligations of AerCap Holdings N.V. under the Subordinated Notes Indenture are discharged.
The guarantee obligations of each Subordinated Notes Guarantor are limited (i) to an amount not to exceed the maximum amount that can be guaranteed by a Subordinated Notes Guarantor (after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of all other Subordinated Notes Guarantors in respect of the obligations under their respective guarantees) without rendering the guarantee, as it relates to such Subordinated Notes Guarantor, voidable under applicable fraudulent conveyance or transfer laws and (ii) as necessary to recognize certain defenses generally available to guarantors, including voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally or other considerations under applicable law. In addition, given that some of the Subordinated Notes Guarantors are Irish and Dutch companies, it may be more difficult for holders of the Junior Subordinated Notes to obtain or enforce judgments against such guarantors.
Because AerCap Holdings N.V. and certain Subordinated Notes Guarantors are holding companies with very limited operations, their only significant assets are the equity interests of their directly held subsidiaries. As a result, AerCap Holdings N.V. and certain Subordinated Notes Guarantors are dependent primarily upon dividends and other payments from their subsidiaries to generate the funds necessary to meet their outstanding debt service and other obligations, and such dividends or other payments will in turn depend on their subsidiaries’ earnings, covenants in instruments governing their subsidiaries’ indebtedness, other contractual restrictions and applicable laws (including local law restricting payments of dividends).

Summarized Combined Financial Information
Summarized financial information (the “SFI”), as defined under Rule 1-02(bb) of Regulation S-X, is provided below for the issuers and the guarantor entities and includes AerCap Holdings N.V., AerCap Trust, AICDC, AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Limited and ILFC (collectively, the “Obligor Group”) as of March 31, 2020 and December 31, 2019, and for the three months ended March 31, 2020. The SFI is presented on a combined basis with intercompany transactions and balances among the entities included in the Obligor Group eliminated. The Obligor Group SFI excludes investments in non-obligor entities.

Summarized combined financial information of issuers and guarantors
	March 31, 2020	December 31, 2019
	(U.S. Dollars in millions)
Flight equipment held for operating leases, net	$12,030	$12,375
Intercompany receivables	15,575	15,142
Total assets	35,984	32,541

Debt	23,180	19,188
Intercompany payables	4,266	4,538
Total liabilities	30,771	27,273
Non-controlling interest	77	78

Three Months Ended
March 31, 2020
(U.S. Dollars in millions)
Total revenues and other income (a)	$689
Total expenses (b)	537
Income before income taxes and income of investments accounted for under the equity method	152
Net income	132
Net income attributable to AerCap Holdings N.V.	131

(a)	Total revenues include interest income with non-obligor entities of $159 million.

(b)	Total expenses include interest expense with non-obligor entities of $20 million.

Item 3. Quantitative and Qualitative Disclosures About Market Risk
Our primary market risk exposure is interest rate risk associated with short- and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, from time to time, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, from time to time, we may enter into forward exchange contracts.
The following discussion should be read in conjunction with “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 10—Derivative financial instruments,” “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 13—Debt” and our audited Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020, which provide further information on our debt and derivative financial instruments.
Interest rate risk
Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including government monetary policies, global economic factors and other factors beyond our control.
We enter into leases with rents that are based on fixed and variable interest rates, and we fund our operations primarily with a mixture of fixed and floating rate debt. Interest rate exposure arises when there is a mismatch between terms of the associated debt and interest earning assets, primarily between floating rate debt and fixed rate leases. We manage this exposure primarily through the use of interest rate caps, interest rate swaps and interest rate floors using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.
The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of March 31, 2020. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2020	2021	2022	2023	2024	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate caps
Average notional amounts	$2,780.1	$2,340.7	$1,836.2	$1,229.6	$258.3	$75.0	$1.8
Weighted average strike rate	2.4%	2.4%	2.4%	2.4%	1.6%	1.5%

	2020	2021	2022	2023	2024	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate swaps
Average notional amounts	$3,882.9	$3,406.0	$2,453.1	$694.3	$—	$—	$(192.6)
Weighted average pay rate	2.4%	2.6%	2.8%	3.0%	—	—
The variable benchmark interest rates associated with these instruments ranged from one- to six-month U.S. dollar LIBOR.
Our Board of Directors is responsible for reviewing our overall interest rate management policies. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to collateralize in the event of their downgrade by the rating agencies below a certain level.

Foreign currency risk and foreign operations
Our functional currency is U.S. dollars. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we receive substantially all of our revenue in U.S. dollars and we pay our expenses primarily in U.S. dollars. We currently have a limited number of leases denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the Euro. A decrease in the value of the U.S. dollar in relation to foreign currencies increases both our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. An increase in the value of the U.S. dollar in relation to foreign currencies decreases both our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.
Inflation
Inflation generally affects our lease revenue and costs, including selling, general and administrative expenses and other expenses. We do not believe that our financial results have been, or will be in the near future, materially and adversely affected by inflation.

PART II OTHER INFORMATION
Item 1. Legal Proceedings
Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 23—Commitments and contingencies” in this report.
Item 1A. Risk Factors
The information presented below updates, and should be read in conjunction with, the risk factors and information disclosed in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020. Except as presented below, there have been no material changes in our risk factors since those reported in Our Annual Report for the year ended December 31, 2019.
The Covid-19 outbreak may have a material and adverse impact on our business.
In December 2019, an illness caused by a novel strain of coronavirus, Covid-19, was first detected in Wuhan, China, and has since spread globally. On March 11, 2020, the World Health Organization declared that the rapidly spreading Covid-19 outbreak was a global pandemic. The outbreak of Covid-19 and responsive government actions have caused significant economic disruption, a dramatic reduction in commercial airline traffic and a high volume of flight cancellations, resulting in a broad adverse impact on air travel and the aviation industry, all of which could have a material and negative effect on our results of operations, financial condition, liquidity and cash flows. The likelihood that the risks to our business associated with Covid-19 materialize and their severity will depend on the duration of the outbreak and its effects and, ultimately, the rate of recovery in air travel, the aviation industry and global economic conditions.
To date, we have agreed with many of our lessees to defer upcoming rent obligations. We expect that we may grant additional rent deferrals and extend the periods of repayment, and if the financial condition of our airline customers continues to weaken, we may grant further accommodations.
If we determine that the collectability of lessee rental payments is no longer probable (including any deferral thereof), we are then required to recognize rental revenues using a cash accounting method rather than an accrual method. In the period we conclude that collection of lease payments is no longer probable, we recognize any difference between revenue amounts recognized to date under the accrual-method and payments that have been collected from the lessee, including security deposit amounts held, as a current period adjustment to lease income. Subsequently, we recognize revenues based on the lesser of the straight-line rental income or the lease payments collected from the lessee, which could materially reduce our reported revenue. During the quarter ended March 31, 2020, we started recognizing rent payments from several lessees, including Norwegian Air Shuttle ASA (“Norwegian”), which is one of our more significant lessees, using the cash method, which resulted in a decrease in basic lease rents of $16.2 million.
Many national governments have introduced plans to, or have indicated that they may, provide financial assistance to airlines. It is uncertain, however, whether and to what extent this assistance will be provided, and governments may impose conditions on airline recipients of assistance, such as requiring airlines to remove less environmentally-friendly aircraft from their fleets or obtain concessions from their creditors, including aircraft lessors, which could adversely impact our business. As part of Norwegian’s effort to satisfy certain conditions associated with a grant of governmental aid, we have entered into an agreement with Norwegian to waive and reduce future lease payments in return for an equity interest in Norwegian, which will likely decrease our revenue in future periods. See “Item 3. Key Information—Risk Factors—Risks related to our business—Our financial condition is dependent, in part, on the financial strength of our lessees” in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020.
In addition to a reduction in basic lease rents, the significant decline in air travel has resulted in lower utilization of our aircraft, which is likely to reduce future supplemental maintenance rent and EOL compensation payable to us. We may also experience delayed or lost revenue if key aircraft manufacturers are unable to deliver aircraft on schedule due to Covid-19-related issues, such as supply chain disruptions, production cuts, facility shutdowns or liquidity constraints, although it is difficult for us to predict with certainty the impact that the Covid-19 outbreak will have on manufacturers.

Further, current market conditions have increased the likelihood that some of our lessees will default on their obligations to us or experience bankruptcy, which could result in lower values for our aircraft, especially widebody and older aircraft, thereby increasing the likelihood that in future quarters we may recognize impairment charges with respect to these aircraft. See “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical accounting policies and estimates—Event-driven impairment assessments” in this Interim Report on Form 6-K. Additionally, any such developments could increase the likelihood that our definite-lived intangible assets (consisting of customer relationships) could be impaired. In addition, any bankruptcy, insolvency, reorganization or other restructuring of our lessees heightens the risk that these lessees may ground our aircraft, negotiate reductions in aircraft lease rentals or altogether reject their leases, all of which could depress aircraft market value and adversely affect our ability to timely re-lease or sell aircraft at favorable rates, if at all. See “Item 3. Key Information—Risk Factors—Risks related to our business—Airline reorganizations could impair our lessees’ ability to comply with their lease payment obligations to us” in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020.
While we expect that, even with current market conditions, our liquidity is more than sufficient to satisfy our anticipated operational and other business needs over the next 12 months, we cannot assure you that operating cash flow will not be lower than we expect due to, for example, higher than expected deferral arrangements or payment defaults. In March 2020, we borrowed $4.0 billion under the Citi Revolver as a precautionary measure. In April 2020, we repaid $3.0 billion of the outstanding amount. Although we currently have a number of sources of liquidity, in some cases the availability of these sources is contingent upon our ability to satisfy certain financial covenants. See “Note 14—Debt—Revolving credit facilities” to our Consolidated Financial Statements in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020. Even though we do not currently foresee any difficulty or inability to remain in compliance with these financial covenants, to the extent we do not do so, we may be in default under, and/or unable to draw upon, these sources of liquidity or may be required to negotiate amendments with our counterparties, the terms of which could be unfavorable to us.
Additionally, the Covid-19 outbreak has led us to adopt remote working arrangements, which could negatively affect our operations or internal controls over financial reporting and may require us to implement new processes, procedures and controls to respond to further changes in our business environment. We also depend on certain key officers and employees; should any of them become ill and unable to work, it could impact our productivity and business continuity.
To the extent that the Covid-19 outbreak adversely affects our business and financial performance, it may also have the effect of exacerbating many of the other risks identified in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020, including “—Risks related to our business—The agreements governing our debt contain various covenants that impose restrictions on us that may affect our ability to operate our business,” “—Risks related to our business—The value and lease rates of our aircraft could decline” and “—Risks related to our business—Our financial condition is dependent, in part, on the financial strength of our lessees.”

The failure of an aircraft or engine manufacturer to meet its delivery obligations to us could negatively affect our cash flow and results of operations.
The supply of commercial aircraft is dominated by Airbus and Boeing and a limited number of engine manufacturers. As a result, we are dependent on these manufacturers remaining financially stable, producing aircraft which meet our lessees’ requirements and fulfilling contractual obligations they have to us.
When the manufacturers do not respond to changes in the market environment, bring aircraft to market that do not meet our lessees’ expectations or fail to fulfill contractual obligations they have to us, we may experience:

•
missed or late delivery of aircraft and engines ordered by us and an inability to meet our contractual obligations to our customers, resulting in lost or delayed revenues, lower growth rates and strained customer relationships;

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an inability to acquire aircraft and engines and related components on terms that will allow us to lease those aircraft and engines to customers at a profit, resulting in lower growth rates or a contraction in our aircraft portfolio;

•	a market environment with too many aircraft and engines available, creating downward pressure on demand for the aircraft and engines in our fleet and reduced market lease rates and sale prices;

•
reduced demand for a particular manufacturer’s aircraft as a result of poor customer support or reputational damage to such manufacturer, thereby reducing the demand for those aircraft or engines in our fleet and reduced market lease rates and residual aircraft values for those aircraft and engines;

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a reduction in our competitiveness due to deep discounting by the aircraft or engine manufacturers, which may lead to reduced market lease rates and aircraft values and may affect our ability to remarket for lease or sell at a profit, some of the aircraft in our fleet; and

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technical or other difficulties with aircraft or engines after delivery that subject aircraft to operating restrictions or groundings, resulting in a decline in value and lease rates of such aircraft and reducing our ability to lease or dispose of such aircraft on favorable terms.

Our leases contain lessee cancellation clauses related to aircraft delivery delays, typically for aircraft delays greater than one year, and our purchase agreements contain similar provisions. If there are manufacturing delays for aircraft for which we have made future lease commitments, some or all of our affected lessees could elect to terminate their lease arrangements with respect to such delayed aircraft. Any such termination could negatively affect our cash flow and results of operations.
Following the fatal accidents of two Boeing 737 MAX aircraft, the worldwide fleet of these aircraft was grounded by aviation authorities in March 2019 and production was temporarily suspended by Boeing in January 2020, resulting in ongoing delays in the delivery of our aircraft on order from Boeing. As of March 31, 2020, we had 95 Boeing 737 MAX aircraft on order with Boeing and five already delivered and on lease. Boeing currently expects that the necessary regulatory approvals will be obtained in time to support resumption of the Boeing 737 MAX deliveries during the third quarter of 2020. It is uncertain, however, when and under what conditions our Boeing 737 MAX aircraft will return to service and when Boeing will resume making deliveries of our Boeing 737 MAX aircraft on order. As a result, we expect to incur future delays on our scheduled Boeing 737 MAX deliveries, and any such future delays are likely to have an impact on our financial results.
Certain of our Boeing 737 MAX leases have now been cancelled, and we expect additional leases to be cancelled in the future. In cases where leases have been cancelled, we have the right to cancel our corresponding orders for delivery of those aircraft; nevertheless, these lease cancellations may have an adverse effect on our future cash flows and results of operations, which could be material.
The grounding and its effects present a number of the risks to our business described above in this risk factor and the risk factors in “Item 3. Key Information—Risk Factors—Risks related to our business—Customer demand for certain types of our aircraft may decline” and “—Risks related to our business—The value and lease rates of our aircraft could decline” in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020, particularly those relating to or arising from reduced demand for an aircraft type, increases in production rates from manufacturers, the reintroduction into service of aircraft previously in storage, the number of operators willing to use a particular type of aircraft, any regulatory or legal requirements that must be satisfied before the aircraft can be purchased, sold or re-leased, reputational damage of a particular aircraft type and manufacturer and lease cancellations by our lessees.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
The following table presents repurchases of our ordinary shares made by us during the three months ended March 31, 2020:

	Number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of our publicly announced program	Maximum dollar value of ordinary shares that may yet be purchased under the program (U.S. Dollars in millions) (a)
January 2020	305,012	$58.30	305,012	$357.5
February 2020	1,162,557	58.11	1,162,557	290.0
March 2020	662,940	48.22	662,940	258.0
	2,130,509	$55.06	2,130,509	$258.0

(a)	For further detail on our share repurchase programs, please refer to Note 15—Equity.
Item 3. Defaults upon Senior Securities
None.
Item 4. Mine Safety Disclosures
Not applicable.
Item 5. Other Information
None.
Item 6. Exhibits
None.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.
By:	/s/ Aengus Kelly
Name:	Aengus Kelly
Title:	Authorized Signatory
Date: May 5, 2020